January 2, 2008


Mail Stop 04-09

Terry G. Roussel
Cornerstone Core Properties REIT, Inc.
1920 Main Street, Suite 400
Irvine, California  92614

	RE:	Cornerstone Core Properties REIT, Inc.
      Post Effective Amendment to Form S-11
      Registration No. 333-121238
      Filed on December 21, 2007

Dear Mr. Roussel:

      This is to advise you that we have conducted only a limited review of your registration statement. Based on that limited review, we have the following comments.

1. Please update your risk factor disclosure and/or include MD&A disclosure regarding the extent to which you are sourcing dividends from other than operating cash flows. Please include disclosure regarding the amount by which your cash flows from operations are impacted by the deferral of fees owed to the advisor. Please discuss how this practice will impact the potential returns of future investors and the amount available for future acquisitions. To the extent this practice continues in future periods, please update these disclosures in future amendments to the prospectus.

*  *  *  *

      As appropriate, please amend your filing in response to these comments. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	Please contact me at (202) 551-3852 with any other questions.

						Sincerely,


						Michael McTiernan
						Special Counsel

cc:  	Karen Winnett, Esq. (via facsimile)
	Preston Gates & Ellis LLP


Terry G. Roussel
Cornerstone Core Properties REIT, Inc.
January 2, 2008
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